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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pilgrim’s Pride Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

721467108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G Amendment No. 1 Page 2of 7
CUSIP No. 721467108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	__X__

(b)	______

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power __0__
7. Sole Dispositive Power _____
8. Shared Dispositive Power __0__

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	__0__

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (11)	0%

12.	Type of Reporting Person (See Instructions)

IA, OO

Schedule 13G Amendment No. 1 Page 3 of 7
CUSIP No. 721467108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	__X__

(b)	______

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power __0__
7. Sole Dispositive Power _____
8. Shared Dispositive Power __0__

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	__0__

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (11)	0%

12.	Type of Reporting Person (See Instructions)

IN, HC

Schedule 13G Amendment No. 1 Page 4 of 7
CUSIP No. 721467108

Item 1.

(a)	Name of Issuer

Pilgrim’s Pride Corporation

(b)	Address of Issuer's Principal Executive Offices

4845 US Hwy271 N, Pittsburg, TX 75686-0093

Item 2.

(a)	The names of the persons filing this statement are:

Eastbourne Capital Management, L.L.C. (“Eastbourne”)

Richard Jon Barry (collectively, the "Filers").

Barry and Eastbourne each disclaims beneficial ownership of the Stock (as defined below), except to the extent of its or his respective pecuniary interest therein.  Barry and Eastbourne are filing this Schedule jointly as a group, but disclaim membership in a group, within the meaning of Rule 13d-5(b) (“Rule 13(d)-5(b)”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), with any other person or entity.

(b)	The principal business office of the Filers is located at:

1101 Fifth Avenue, Suite 370, San Rafael, CA 94901

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 721467108

Schedule 13G Amendment No. 1 Page 5 of 7
CUSIP No. 721467108

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [ X  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Eastbourne is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Schedule 13G Amendment No. 1 Page 6 of 7
CUSIP No. 721467108

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      February 12, 2009

Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer
Richard J. Barry

Schedule 13G Amendment No. 1 Page 7 of 7
CUSIP No. 721467108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Pilgrim’s Pride Corporation and any other issuer.  For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:                      February 12, 2009

Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer
Richard J. Barry